UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2023 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2023 Results

Total revenue for the first quarter of 2023 increased 24.4% to 65,886 kEUR from 52,961 kEUR for the first quarter of 2022.

Revenue from our Materialise Software segment increased 8.3% to 11,350 kEUR for the first quarter of 2023 from 10,483 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 32.5% to 24,317 kEUR for the first quarter of 2023 compared to 18,347 kEUR for the same period in 2022.

Revenue from our Materialise Manufacturing segment increased 25.2% to 30,219 kEUR for the first quarter of 2023 from 24,131 kEUR for the first quarter of 2022.

Gross profit grew to 36,837 kEUR compared to 28,884 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 55.9% compared to 54.5% for the first quarter of 2022.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 8.7% to 32,358 kEUR for the first quarter of 2023 from 29,774 kEUR for the first quarter of 2022.

Net other operating income was 519 kEUR compared to 938 kEUR for the first quarter of 2022.

Operating result amounted to 4,998 kEUR compared to 49 kEUR for the first quarter of 2022.

Net financial result was (566) kEUR compared to 376 kEUR for the first quarter of 2022.

The first quarter of 2023 contained income tax expenses of (718) kEUR, compared to (298) kEUR in the first quarter of 2022.

As a result of the above, net profit for the first quarter of 2023 was 3,715 kEUR, compared to 127 kEUR for the same period in 2022. Total comprehensive income for the first quarter of 2023, which includes exchange differences on translation of foreign operations, was 4,490 kEUR compared to 1,543 kEUR for the 2022 period.

At March 31, 2023, we had cash and cash equivalents of 141,720 kEUR compared to 140,867 kEUR at December 31, 2022. Gross debt amounted to 75,251 kEUR, compared to 80,980 kEUR at December 31, 2022. As a result, our net cash position (gross debt less cash and cash equivalents) increased 6,582 kEUR to 66,469 kEUR.

Cash flow from operating activities for the first quarter of 2023 decreased to 11,044 kEUR from 11,111 kEUR for the same period in 2022. Total capital expenditures for the first quarter of 2023 amounted to 3,271 kEUR.

Net shareholders’ equity at March 31, 2023 was 233,251 kEUR compared to 228,928 kEUR at December 31, 2022.

Adjusted EBITDA increased to 10,310 kEUR for the first quarter of 2023 from 5,443 kEUR for the 2022 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2023 was 15.6%, compared to 10.3% for the first quarter of 2022.

Adjusted EBITDA from our Materialise Software segment increased to 2,427 kEUR from 1,932 kEUR while the segment Adjusted EBITDA margin (segment EBITDA divided by segment revenue) was 21.4% compared to 18.4% for the prior-year period.

Adjusted EBITDA from our Materialise Medical segment increased to 7,348 kEUR for the first quarter of 2023 compared to 3,227 kEUR while the segment Adjusted EBITDA margin grew to 30.2% compared to 17.6% for the first quarter of 2022.

Adjusted EBITDA from our Materialise Manufacturing segment increased to 3,189 kEUR from 2,613 kEUR while the segment Adjusted EBITDA margin was 10.6% compared to 10.8% for the first quarter of 2022.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0875, the reference rate of the European Central Bank on March 31, 2023.

Other Information

Koen Berges has been named the company’s new chief financial officer effective May 15, 2023. Mr. Berges will succeed long-time CFO Johan Albrecht, who has decided to leave Materialise at the end of May to pursue new opportunities.

Mr. Berges, 46, most recently served as CFO for Cheops Technology nv/sa, an industry-leading managed service provider in secure IT infrastructures and cloud computing, where he was also a member of the group’s Executive Committee. He started his professional career at PwC and subsequently also held various international finance leadership roles at ExxonMobil and investment group Alcopa. Mr. Berges holds a Master of Science in Business Engineering, International Management from the University of Antwerp.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2023	2023	2022
	U.S.$	€	€
Revenue	71,651	65,886	52,961
Cost of Sales	(31,591)	(29,049)	(24,078)
Gross Profit	40,060	36,837	28,884
Gross profit as % of revenue	55.9%	55.9%	54.5%

Research and development expenses	(9,802)	(9,014)	(7,814)
Sales and marketing expenses	(15,539)	(14,288)	(13,515)
General and administrative expenses	(9,848)	(9,056)	(8,444)
Net other operating income (expenses)	565	519	938
Operating (loss) profit	5,436	4,998	49

Financial expenses	(1,495)	(1,375)	(1,289)
Financial income	880	809	1,665
Share in loss of joint venture	-	-	-
(Loss) profit before taxes	4,821	4,432	425

Income Taxes	(780)	(718)	(298)
Net (loss) profit for the period	4,041	3,715	127
Net (loss) profit attributable to:	-
The owners of the parent	4,047	3,721	134
Non-controlling interest	(7)	(7)	(7)

Earning per share attributable to owners of the parent
Basic	0.07	0.06	0.00
Diluted	0.07	0.06	0.00

Weighted average basic shares outstanding	59,067	59,067	59,064
Weighted average diluted shares outstanding	59,070	59,070	59,102

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2023	2023	2022
	U.S.$	€	€
Net profit (loss) for the period	4,041	3,715	127
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	843	776	1,416
Non-recycling
Fair value adjustments through OCI - Equity instruments	-	-	-
Other comprehensive income (loss), net of taxes	843	776	1,416
Total comprehensive income (loss) for the year, net of taxes	4,883	4,490	1,543
Total comprehensive income (loss) attributable to:
The owners of the parent	4,890	4,496	1,549
Non-controlling interests	(6)	(6)	(7)

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2023	2022
Assets
Non-current assets
Goodwill	44,196	44,155
Intangible assets	36,944	37,875
Property, plant & equipment	94,462	94,276
Right-of-Use assets	8,323	8,420
Investments in joint ventures	-	-
Deferred tax assets	1,208	1,186
Investments in convertible loans	3,555	3,494
Investments in non-listed equity instruments	307	307
Other non-current assets	5,414	5,136
Total non-current assets	194,409	194,847
Current assets
Inventories	15,810	16,081
Trade receivables	47,780	51,043
Other current assets	8,114	8,424
Cash and cash equivalents	141,720	140,867
Total current assets	213,423	216,414
Total assets	407,833	411,262

	As of March 31,	As of December 31,
In 000€	2023	2022
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	(5,097)	(9,427)
Equity attributable to the owners of the parent	233,285	228,955
Non-controlling interest	(34)	(28)
Total equity	233,251	228,928
Non-current liabilities
Loans & borrowings	51,035	55,873
Lease liabilities	4,964	5,147
Deferred tax liabilities	4,167	4,312
Deferred income	8,858	9,277
Other non-current liabilities	504	1,611
Total non-current liabilities	69,528	76,220
Current liabilities
Loans & borrowings	16,328	17,058
Lease liabilities	2,924	2,902
Trade payables	23,776	23,230
Tax payables	1,922	1,246
Deferred income	43,474	41,721
Other current liabilities	16,630	19,957
Total current liabilities	105,054	106,114
Total equity and liabilities	407,833	411,262

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2023	2022
Operating activities
Net (loss) profit for the period	3,715	127
Non-cash and operational adjustments
Depreciation of property plant & equipment	3,637	3,840
Amortization of intangible assets	1,674	1,602
Impairment of goodwill and intangible assets	-	-
Share-based payment expense	-	(48)
Loss (gain) on disposal of intangible assets and property, plant & equipment	(22)	(18)
Movement in provisions	(618)	2
Movement reserve for bad debt and slow moving inventory	109	130
Financial income	(767)	(1,618)
Financial expense	1,375	1,237
Impact of foreign currencies	6	(28)
(Deferred) income taxes	717	302
Working capital adjustments	850	5,923
Decrease (increase) in trade receivables and other receivables	3,363	4,506
Decrease (increase) in inventories and contracts in progress	262	(1,357)
Increase (decrease) in deferred revenue	1,368	3,665
Increase (decrease) in trade payables and other payables	(4,142)	(891)
Income tax paid & Interest received	367	(341)
Net cash flow from operating activities	11,044	11,111

	for the three months ended March 31,
In 000€	2023	2022
Investing activities
Purchase of property, plant & equipment	(2,532)	(2,376)
Purchase of intangible assets	(738)	(1,123)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	100	93
Acquisition of subsidiary (net of cash)	-	(27,414)
Net cash flow used in investing activities	(3,171)	(30,820)
Financing activities
Repayment of loans & borrowings	(5,635)	(5,969)
Repayment of leases	(859)	(881)
Interest paid	(417)	(515)
Other financial income (expense)	(108)	(89)
Net cash flow from (used in) financing activities	(7,019)	(7,452)
Net increase/(decrease) of cash & cash equivalents	854	(27,161)
Cash & Cash equivalents at the beginning of the year	140,867	196,028
Exchange rate differences on cash & cash equivalents	(1)	743
Cash & cash equivalents at end of the period	141,720	169,610

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2023	2022
Net profit (loss) for the period	3,715	127
Income taxes	718	298
Financial expenses	1,375	1,289
Financial income	(809)	(1,665)
Depreciation and amortization	5,311	5,442
EBITDA	10,310	5,491
Share-based compensation expense (1)	-	(48)
Adjusted EBITDA	10,310	5,443

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2023
Revenues	11,350	24,317	30,219	65,886	0	65,886
Segment (adj) EBITDA	2,427	7,348	3,189	12,964	(2,655)	10,310
Segment (adj) EBITDA %	21.4%	30.2%	10.6%	19.7%		15.6%
For the three months ended March 31, 2022
Revenues	10,483	18,347	24,131	52,961	0	52,961
Segment (adj) EBITDA	1,932	3,227	2,613	7,772	(2,329)	5,443
Segment (adj) EBITDA %	18.4%	17.6%	10.8%	14.7%		10.3%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2023	2022
Net profit (loss) for the period	3,715	127
Income taxes	718	298
Financial cost	1,375	1,289
Financial income	(809)	(1,665)
Operating (loss) profit	4,998	49
Depreciation and amortization	5,311	5,442
Corporate research and development	722	816
Corporate headquarter costs	2,640	2,106
Other operating income (expense)	(707)	(640)
Segment adjusted EBITDA	12,964	7,772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 27, 2023